UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040972

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BROKERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, Plaza 5, Suite 1500
(No. and Street)

Jersey City (City) New Jersey (State) 07311-4011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip J. Salvia (212) 513-4445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAY 29 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Salvia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokers Securities LLC, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2010

Hilda Valentin Rivera

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Brokers Securities LLC

Statement of Financial Condition
March 31, 2009

First Brokers Securities LLC
Index
March 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
First Brokers Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities LLC (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2009

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2009

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 16,804
Receivable from brokers and dealers	652
Commissions receivable	506
Furniture, equipment and leasehold improvements, net	1,487
Prepaid expenses and other assets	5,700
Total assets	$ 25,149
Liabilities and Member's Equity	
Liabilities	
Accrued compensation and related expenses	$ 5,518
Accounts payable and accrued expenses	532
Payable to affiliates	459
Total liabilities	6,509
Member's equity	18,640
Total liabilities and member's equity	$ 25,149

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Broking Holdings North America, LLC ("IBHNA"). IBHNA has two members: ICAP North America, Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the purchase and sale of various debt securities.

The Company executes and clears securities trades through an affiliated clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents at March 31, 2009 include approximately $14,601 invested in short term highly liquid money market mutual fund. All cash and cash equivalents at March 31, 2009 were held by one financial institution.

Securities transactions are recorded on a trade-date basis.

Receivables from brokers and dealers includes amounts due on cash transactions.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the balance sheet as the total net income tax receivable or payable is settled with INAI and FBHI on a regular basis.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how a Company should recognize, measure, present and disclose its financial statements for uncertain

(dollars in thousands)

tax positions that a Company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2008 for non-public companies. The Company will adopt the provisions of FIN 48 during the fiscal year ending March 31, 2010 which is expected to have no material impact on the Company's Statement of Financial Condition.

3. Employee Benefits

The Company sponsors a 401(k) retirement plan (the "Plan"). The plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Furniture, Equipment and Leasehold Improvements

Details of furniture, equipment and leasehold improvements at March 31, 2009 are as follows:

Telephone and computer equipment	$ 1,770
Furniture and fixtures	640
Leasehold improvements	2,501
	4,911
Less: Accumulated depreciation and amortization	(3,424)
	$ 1,487

5. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2009, the Company's net capital was $10,182, which was $9,932 in excess of its minimum requirement of $250.

6. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).

7. Fair Value Measurements

The Company adopted SFAS No.157 "Fair value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

(dollars in thousands)

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 -Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company held no securities at March 31, 2009. The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value, as such financial instruments are short term in nature.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to a clearance agreements, the Company introduces all of its securities transactions through affiliates of IBHNA, its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2009, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

9. Transactions with Affiliates

The Company entered into an agreement with an affiliate of IBHNA whereby the affiliate provides the Company with shared administrative and compliance services. At March 31, 2009, the payable to the affiliate was $459.

Affiliates of IBHNA provide clearing services for the Company.

In addition, the Company makes monthly payments for offices leased by an affiliate of IBHNA in New Jersey.

10. Income Taxes

The Company has recorded income taxes, receivable from an affiliate of $696, which is included within prepaid expenses and other assets on the statement of financial condition.